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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    STRUCTURAL DYNAMICS RESEARCH CORPORATION
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    863555108
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8


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                                  SCHEDULE 13D

CUSIP NO. 863555108                                            PAGE 2 OF 9 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power

 Number of                                  975,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   975,400
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,480,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              /X/

13       Percent of Class Represented By Amount in Row (11)

                                    4.74%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               PAGE 3 OF 9 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relates to shares of common stock, no par value (the "Shares"), of Structural Dynamics Research Corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated December 11, 1995 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Person (as defined below) to report recent transactions in the Shares as a result of which the Reporting Person no longer may be deemed the beneficial owner of more than 5% of the outstanding Shares. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Initial Statement.

ITEM 2   IDENTITY AND BACKGROUND

         Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 1,480,400 (approximately 4.74% of the total number of Shares outstanding). This number consists of (i) 975,400 Shares held for the account of Quantum Partners, and (ii) 505,000 Shares held for the account of Quasar.

                  Prior to January 1, 1996, the Shares reported as beneficially owned by Mr. Stanley Druckenmiller, a Managing Director of SFM, were held by investment advisory accounts managed by Priority, of which Mr. Druckenmiller was the President and Chairman of the Board of Directors. As of January 1, 1996, Duquesne Capital Management, L.L.C. ("Duquesne LLC") replaced Priority as investment manager of those accounts (hereinafter referred to as "Duquesne Clients"). Duquesne LLC is 75% owned by Mr. Druckenmiller. The Duquesne Clients hold 243,700 Shares (approximately .78% of the total number of Shares outstanding). By reason of his position with Duquesne LLC, Mr. Druckenmiller may be deemed to be the beneficial owner, for purposes of Rule 13d-3 under the 1934 Act, of all such Shares held for the accounts of the Duquesne Clients. The Reporting Person expressly disclaims beneficial ownership of any Shares not directly held for the accounts of Quantum Partners or Quasar.

         (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including the 975,400 Shares held for the account of Quantum Partners.

         White Rock holds the power to direct the disposition and voting of the 505,000 Shares held for the account of Quasar. SFM has the contractual authority on behalf of Quasar to terminate the investment advisory contract between White Rock and Quasar and, as a result, may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 505,000 Shares held for the account of Quasar.

         (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the Shares during the past 60 days by the Reporting Person or any other persons identified in response to Item 2.

         (d) The Reporting Person ceased to be beneficial owner of more than five percent of the outstanding Shares on April 19, 1996.

                                                               PAGE 4 OF 9 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.




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                                                               PAGE 5 OF 9 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 26, 1996           GEORGE SOROS

                                          By:      /s/ Sean C. Warren
                                                   ---------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact


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                                                               PAGE 6 OF 9 PAGES

                                     ANNEX A

                  The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                               Scott K. H. Bessent
                               Walter Burlock
                               Stanley Druckenmiller
                               Jeffrey L. Feinberg
                               Arminio Fraga
                               Gary Gladstein
                               Robert K. Jermain
                               David N. Kowitz
                               Elizabeth Larson
                               Alexander C. McAree
                               Paul McNulty
                               Gabriel S. Nechamkin
                               Steven Okin
                               Dale Precoda
                               Lief D. Rosenblatt
                               Mark D. Sonnino
                               Filiberto H. Verticelli
                               Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


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                                                               PAGE 7 OF 9 PAGES

                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                    STRUCTURAL DYNAMICS RESEARCH CORPORATION

                                                               NATURE OF            NUMBER          PRICE
FOR THE ACCOUNT OF                  DATE OF TRANSACTION       TRANSACTION          OF SHARES       PER SHARE
- ------------------                  -------------------       -----------          ---------       ---------
Quasar International Partners C.V.(1)      2/26/96                Sale                20,000         $31.500
                                           2/26/96                Sale                10,000          31.722
                                           2/26/96                Sale                15,000          31.722
                                           2/27/96                Sale                 5,000          30.405
                                           2/27/96                Sale                10,000          30.406
                                           3/7/96                 Sale                10,000          33.137
                                           3/7/96                 Sale                35,000          33.137
                                           3/20/96                Sale                65,000          34.200
                                           3/20/96                Sale                10,000          34.199
                                           3/25/96                Sale                10,000          33.375
                                           3/26/96                Sale                35,000          32.054
                                           3/28/96                Sale                15,000          33.425
                                           3/28/96                Sale                35,000          33.425
                                           4/4/96                 Sale                15,000          36.594
                                           4/4/96                 Sale                 5,000          36.594
                                           4/8/96                 Sale                10,000          33.950
                                           4/18/96                Sale                35,000          32.910
                                           4/19/96                Sale                30,000          32.500
                                           4/23/96                Sale                30,000          33.792
                                           4/24/96                Sale                15,000          33.417
                                           4/25/96                Sale                10,000          33.000








(1)  All transactions listed here were effected at the direction of White Rock.


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                                                               PAGE 8 OF 9 PAGES

                                INDEX OF EXHIBITS

EXHIBIT                                                                    PAGE
- -------                                                                    ----

     A         Power of Attorney dated April 16, 1996 granted by
               Mr. George Soros in favor of Mr. Sean Warren.                 9